Exhibit 99.2

BOYD GROUP SERVICES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 13, 2026

NOTICE IS HEREBY GIVEN that the annual meeting (“Meeting”) of the holders of common shares (“Shareholders”) of Boyd Group Services Inc. (“BGSI”) will be held as a virtual shareholders’ meeting via live audio webcast online at www.virtualshareholdermeeting.com/BOYD2026 on Wednesday, May 13, 2026 at 1:00 p.m. CT for the following purposes:

1.	to receive the consolidated financial statements of BGSI for the year ended December 31, 2025 and the Auditor’s Report thereon;

2.	to fix the number of Directors at nine;

3.	to elect Directors for the ensuing year;

4.	to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;

5.	to vote on an advisory resolution on BGSI’s approach to executive compensation; and

6.	to transact such other business as may properly come before the Meeting, or any adjournment thereof.

A Shareholder may attend the Meeting virtually or may be represented at the Meeting by proxy. We encourage Shareholders to vote by completing and submitting the enclosed form of proxy. To be used at the Meeting, proxies must be returned to Broadridge Investor Communications Corporation, c/o Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9, or via Phone: 1-800-474-7493 (English) or 1-800-474-7501 (French), or by Internet voting at www.proxyvote.com, at least 24 hours prior to the Meeting or any adjournment thereof.

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders) will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time.

Beneficial Shareholders who do not appoint themselves as proxyholders may still access the Meeting and will be able to ask questions; however, will not be able to vote during the Meeting. Others wishing to attend the Meeting as guests will be able to listen to the Meeting but will not be entitled to ask questions or to vote during the Meeting.

DATED at Winnipeg, Manitoba this 24th day of March, 2026.

By Order of the Board of Directors.

BOYD GROUP SERVICES INC.

(signed)

Per: Jeff Murray
Secretary-Treasurer